Exhibit 99.1

Xueda Education Group Reports Third Quarter 2014 Financial Results

BEIJING, November 18, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Financial Highlights for Third Quarter 2014 Compared to Third Quarter 2013

•                  Total net revenues decreased 8.6% to $72.6 million from $79.4 million.

•                  Gross margin was 16.5%, compared to 29.2%.

•                  Net loss attributable to Xueda Education Group was $9.7 million, compared to net income of $1.2 million.

•                  Non-GAAP net loss1 per ADS attributable to Xueda Education Group was $0.14, compared to non-GAAP net income of $0.04.

Operational Highlights for the Third Quarter 2014

•                  Effective Student Count2 increased 17.1% year-over-year to 64,641 students, from 55,178 for the third quarter 2013.

•                  New Student Sign-ups3 increased 15.2% year-over-year to 32,587 students, from 28,285 for the third quarter 2013.

•                  Student retention increased 19.2% year-over-year to 32,054 students from 26,893 for the third quarter 2013.

•                  Student Retention Rate4 increased to 54.4%, from 43.2% for the second quarter of 2014, and from 53.7% for the third quarter 2013.

•                  New learning centers increased net 49 in the nine months ended September 30, 2014, with 60 opened and 11 closed. The total number of learning centers at the end of the third quarter was 457.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “Xueda is well on its way transitioning to a bigger, better company.  We have been proactively broadening our services from predominantly one-on-one tutoring to also include personalized small group tutoring.  The expanded service offering enables Xueda to diversify our student base, extend our student lifecycle and improve our student retention.  As a result, at the end of the third quarter 2014, Xueda’s effective student count grew 17.1% year-over-year to a record 64,600 students.

In order to encourage our growing base of parents and students to try our newly launched small group tutoring product and fixed-time package format, Xueda offered certain promotional discounts.  As a result, our revenues for the third and fourth quarters of 2014 declined, and gross margins for the same periods deleveraged.  However, these promotional discounts and pricing are temporary in nature, and we expect their impact will phase out by the year-end.  Looking toward 2015, with a solidly larger enrollment base to begin the year, we will shift effort to growing revenues by normalizing the average revenue per student through price adjustments and limited promotions.  Anticipating revenue growth in 2015, we look forward to quickly returning to healthier gross margin and profitability levels.”

Third Quarter 2014 Financial and Operating Results

Total Net Revenues

Total net revenues for the third quarter 2014 decreased 8.6% year-over-year to $72.6 million, from $79.4 million for the third quarter 2013. Average total revenue per student was $1,171 for the third quarter 2014 compared to $1,509 for the third quarter 2013. The decrease was primarily due to attractive pricing considerations, including the introduction of time-fixed package discounts coupled with a seasonal swing from one-on-one tutoring services toward lesser priced Small Group Tutoring services. Time-fixed package discounts require usage of a pre-set number of tutoring hours within a specified period.

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2  Effective student count is the number of students whose contract amounts are at least 200RMB as of the last day of the period and have attended at least one tutoring session within the last 180 days.

3  New student sign-ups is the number of students who enrolled in a Xueda program during the quarter for the first time, or have not been enrolled in a Xueda program for the last three calendar years.

4  Student retention rate is the number of retained student for the quarter divided by the effective student count for the prior quarter.

Cost of Revenues

Cost of revenues for the third quarter 2014 increased 7.8% year-over-year to $60.6 million, from $56.2 million for the third quarter 2013. The increase was primarily due to an increase in teaching staff costs of $2.4 million, including recruitment and retention incentive programs, increased rental cost of $0.6 million to support the expanded learning center network and costs associated with $1 million investment in curriculum research and development.

Gross Profit and Gross Margin

Gross profit for the third quarter 2014 decreased 48.4% year-over-year to $12.0 million from $23.2 million for the third quarter 2013. Gross margin for the third quarter 2014 was 16.5%, compared to 29.2% for the third quarter 2013.  The decrease was largely due to increased teaching staff costs, including incentive awards for student retention and recruitment, rental costs and investments in curriculum research and development.

•                  Teaching staff cost for the third quarter 2014 increased to $41.9 million, from $39.5 million in the third quarter 2013.  As a percentage of total net revenues, teaching staff cost was 57.8% and 49.7% for the third quarters 2014 and 2013, respectively.

•                  Rental cost for the third quarter 2014 increased to $10.7 million, from $10.2 million in the third quarter 2013.  As a percentage of total net revenues, rental costs were 14.7% and 12.7%, for the third quarters 2014 and 2013, respectively.

•                  Depreciation cost for the third quarter 2014 decreased to 4.2% of total net revenues, from 4.3% for the third quarter 2013.

Operating Expenses

Total operating expenses for the third quarter 2014 were $24.2 million compared to $23.0 million for the third quarter 2013.  Total operating expenses for the third quarter 2014 accounted for 33.3% of total net revenues, compared to 28.9% for the third quarter 2013. Total non-GAAP operating expenses for the third quarter 2014 were $23.2 million, compared to $21.3 million the same period in 2013.  Total non-GAAP operating expenses for the third quarter 2014 comprised 31.9% of total net revenues, compared to 26.8% for the third quarter 2013.

General and administrative expenses for the third quarter 2014 were $14.2 million, compared to $12.7 million for the same period in 2013.  Non-GAAP general and administrative expenses for the third quarter 2014 were $13.2 million, compared to $11.1 million for the same period in 2013.  Non-GAAP general and administrative expenses for the third quarter 2014 accounted for 18.2% of total net revenues, compared to 13.9% for the third quarter 2013. The increase was due to additional staff cost and office expenses associated with expanded business operations.

Sales and marketing expenses for the third quarter 2014 were $10.0 million, compared to $10.2 million for the same period in 2013. Sales and marketing expenses for the third quarter 2014 represented 13.8% of total net revenues, compared to 12.9% for the third quarter 2013.

Operating Loss/Income

Operating loss for the third quarter 2014 was $12.2 million, compared to operating income of $247 thousand for the third quarter 2013. Non-GAAP operating loss for the third quarter 2014 was $11.2 million, compared to non-GAAP operating income of $1.9 million for the third quarter 2013, which was primarily due to lower gross profit.

Net Loss/Income and Net Loss/Income per ADS

Net loss attributable to Xueda Education Group for the third quarter 2014 was $9.7 million, compared to net income of $1.2 million for the same period in 2013. Net loss attributable to Xueda Education Group per ADS for the third quarter 2014 was $0.16 per ADS, compared to diluted net income of $0.02 per ADS for the third quarter 2013.

Non-GAAP net loss attributable to Xueda Education Group for the third quarter 2014 was $8.7 million, compared to non-GAAP net income of $2.9 million for the third quarter 2013. Non-GAAP net loss attributable to Xueda Education Group per ADS for the third quarter 2014 was $0.14 per ADS, compared to non-GAAP diluted net income of $0.04 for the third quarter 2013.

Cash Flow

Net operating cash inflow for the third quarter 2014 was $11.7 million, compared to $19.2 million for the third quarter 2013. The decrease in net operating cash inflow was mainly due to additional staff cost and office expenses associated with expanded business operations.  Capital expenditures for the third quarter 2014 were $2.4 million, nearly unchanged from $2.3 million for the third quarter 2013.

First Nine Months of 2014 Financial Results and Operating Results

Total Net Revenues

Total net revenues were $278.6 million for the first nine months of 2014, an increase of 0.2% year-over-year from $277.9 million for the corresponding period in 2013.

•                  Total New Student Sign-ups were 87,380 for the first nine months of 2014, an increase of 10.1% year-over-year from 79,356, for the corresponding period in 2013.

•                  Average total revenue per student was $4,132 for the first nine months of 2014, compared to $4,710 for the corresponding period in 2013.

Cost of Revenues

Total cost of revenues were $200.9 million for the first nine months of 2014, an increase of 7.9% year-over-year from $186.1 million for the corresponding period in 2013.  The increase was primarily due to the Company’s investment in Internet-enabled tablet devices provided to students and recruits as part of the implementation of eXueda in 2014.

Gross Profit and Gross Margin

Gross profit was $77.7 million for the first nine months of 2014, a decrease of 15.3% year-over-year from $91.8 million for the corresponding period in 2013.  For the first nine months of 2014, gross margin was 27.9%, compared to 33.0% for the corresponding period in 2013. The decrease was largely due to investments in Internet-enabled tablet devices provided to students and recruits as part of the implementation of eXueda in 2014.

•                  Teaching staff cost was 49.2% of total net revenues for the first nine months of 2014, compared to 49.1% for the corresponding period in 2013.

•                  Rental cost was 11.4% of total net revenues for the first nine months of 2014, compared to 10.9% for the corresponding period in 2013.  The increase was primarily due to the net 49 learning centers added in the first nine months of 2014.

•                  Investment in the implementation of eXueda was $12.2 million for Internet-enabled tablet devices for the first nine months of 2014.

Operating Expenses

Total operating expenses were $71.3 million for the first nine months of 2014, an increase of 4.3% year-over-year from $68.3 million for the corresponding period in 2013.  Total operating expenses accounted for 25.6% of total net revenues for the first nine months of 2014, up slightly from 24.6% for the corresponding period in 2013.

General and administrative expenses were $42.7 million for the first nine months of 2014, an increase of 7.1% year-over-year from $39.9 million for the corresponding period in 2013.  Selling and marketing expenses were $28.6 million for the first nine months of 2014, virtually flat compared to $28.5 million for the corresponding period in 2013.

Operating Income

Income from operations for the first nine months of 2014 was $6.4 million, a decrease of 72.6% year-over-year from $23.5 million for the corresponding period in 2013.  Non-GAAP income from operations for the first nine months of 2014 was $11.7 million, a decrease of 56.9% from $27.3 million for the corresponding period in 2013.  The decrease was primarily attributed to lower gross profit in the second and third quarters of 2014.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first nine months of 2014 was $6.7 million, a decrease of 67.3% year-over-year from $20.4 million for the corresponding period in 2013. Diluted net income attributable to Xueda Education Group per ADS for the first nine months of 2014 was $0.10, compared to $0.31 for the corresponding period in 2013.

Non-GAAP net income attributable to Xueda Education Group for the first nine months of 2014 was $12.0 million, a decrease of 50.5% year-over-year from $24.2 million for the corresponding period in 2013.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first nine months of 2014 was $0.18, compared to $0.36 for the corresponding period in 2013.

Cash Flow

Net operating cash inflow for the first nine months of 2014 was $9.1 million, compared to $37.7 million for the corresponding period in 2013.  The decrease was primarily attributed to additional staff and office expenses associated with expanded business operations.  Capital expenditures for the first nine months of 2014 were $9.5 million, compared to $6.4 million for the corresponding period in 2013.  The increase was largely attributable to the net 49 new learning centers added in the first nine months of 2014.

Cash and Short-term Investment

As of September 30, 2014, the Company had cash, cash equivalents and short-term investments totaling $209.1 million, compared to $246.7 million as of December 31, 2013. The decrease was mainly due to a $9.9 million dividend payment, $29.6 million for repurchased shares and $9.5 million in capital expenditures.

Business Outlook

For the fourth quarter 2014, the Company currently expects:

•                  Net revenues to be at least $59.4 million, a decrease of approximately 14.1% from the year-ago period.

•                  Non-GAAP net loss attributable to Xueda Education Group per ADS to be approximately $0.25, compared to non-GAAP diluted net loss attributable to Xueda Education Group per ADS of $0.04 for the same quarter of the previous year.  This estimate assumes weighted average basic ADSs of 62.4 million.

For the full-year 2014, the Company currently expects:

•                  Net revenues to be at least $338.0 million, a decrease of 2.6% from the previous year.

•                  Non-GAAP net loss attributable to Xueda Education Group per ADS to be approximately $0.06, compared to non-GAAP diluted net income attributable to Xueda Education Group per ADS of $0.32 from the previous year.  This estimate assumes weighted average basic ADSs of 63.5 million.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live  7:00 p.m. EST on Tuesday, November 18, 2014 (which corresponds to 4:00 p.m. PST on Tuesday, November 18, 2014 and 8:00 a.m. Beijing/Hong Kong Time on Wednesday, November 19, 2014) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-845-507-1610
International Toll:	61-2-8373-3610
Hong Kong Toll Free:	800-960-6648
Hong Kong Toll:	852-3051-2792
Mainland China Toll:	800-870-0210
Mainland China Toll (Mobile):	400-120-3170
Conference ID:	21699488

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through November 26, 2014 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	21699488

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars)

	As of
	September 30, 2014	December 31, 2013
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$97,109	$117,063
Short-term investments	112,040	129,619
Prepaid expenses and other current assets	15,025	16,642
Amounts due from related parties	—	2,631
Deferred tax assets-current	4,750	6,139
Total current assets	228,924	272,094
Property and equipment, net	32,363	34,826
Rental deposits	4,931	4,807
Goodwill	885	897
Long-term investments	16,616	15,197
Other non-current assets	4,137	3,797
Total assets	$287,856	$331,618

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $102,535 and $103,871 as of September 30, 2014 and December 31, 2013, respectively)	102,535	103,871
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $24,485 and $29,993 as of September 30, 2014 and December 31, 2013, respectively)	25,050	35,275
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $8,181 and $8,675 as of September 30, 2014 and December 31, 2013, respectively)	8,639	9,383
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2014 and December 31, 2013, respectively)	347	347
Amount due to a related party (including amount due to a related party of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2014 and December 31, 2013, respectively)	12	—

Total current liabilities	136,583	148,876
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $25,155 and $29,983 as of September 30, 2014 and December 31, 2013, respectively)	25,155	29,983
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2014 and December 31, 2013, respectively)	—	260

Total liabilities	161,738	179,119

Total Xueda Education Group’s equity	126,159	152,387
Non-controlling interests	(41)	112
Total equity	126,118	152,499

Total liabilities and equity	$287,856	$331,618

Note: The above financial information as of December 31, 2013 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2013.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net revenues	$72,550	$79,405	$278,614	$277,933
Cost of revenues(1)	(60,579)	(56,194)	(200,898)	(186,147)
Gross profit	11,971	23,211	77,716	91,786

Operating expenses
General and administrative(1)	(14,199)	(12,716)	(42,706)	(39,871)
Selling and marketing(1)	(9,977)	(10,248)	(28,582)	(28,450)
Total operating expenses	(24,176)	(22,964)	(71,288)	(68,321)
(Loss) income from operations	(12,205)	247	6,428	23,465
Interest income	1,668	1,783	4,726	5,359
(Loss) income before income tax expenses and loss in equity method investment	(10,537)	2,030	11,154	28,824
Income tax benefit (expense)	774	(909)	(4,598)	(8,302)
(Loss) income after income tax expenses before loss in equity method investment	(9,763)	1,121	6,556	20,522
Loss in equity method investment	(46)	—	(46)	—
Net (loss) income	(9,809)	1,121	6,510	20,522
Net loss (income) attributable to non-controlling interests, net of taxes	66	112	159	(102)
Net (loss) income attributable to Xueda Education Group	(9,743)	1,233	6,669	20,420

Net (loss) income attributable to Xueda Education Group per ADS:
Net (loss) income attributable to Xueda Education Group
Basic	(0.16)	0.02	0.10	0.31
Diluted	(0.16)	0.02	0.10	0.31

Weighted average ADS numbers used in calculating net (loss) income attributable to Xueda Education Group per ADS:
Basic	62,192,317	66,034,975	63,631,405	65,618,185
Diluted	62,192,317	67,819,038	64,901,372	66,450,850

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Share-based compensation expenses included in:
Cost of revenues	$8	$4	$27	$6
Selling and marketing expenses	—	1	10	3
General and administrative expenses	998	1,656	5,274	3,790
Total	$1,006	$1,661	$5,311	$3,799

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net (loss) income	$(9,809)	$1,121	$6,510	$20,522
Other comprehensive income (loss), net of tax of nil	577	133	(47)	286
Total comprehensive (loss) income	(9,232)	1,254	6,463	20,808
Less: Comprehensive (loss) income attributable to non-controlling interests	(76)	(111)	(152)	110
Total comprehensive (loss) income attributable to Xueda Education Group	$(9,156)	$1,365	$6,615	$20,698

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars )

	Three Months Ended September 30,
	2014	2013

Cost of revenues	$(60,579)	$(56,194)
Share-based compensation expense included in cost of revenues	8	4
Non-GAAP cost of revenues	(60,571)	(56,190)

General and administrative expenses	(14,199)	(12,716)
Share-based compensation expense included in general and administrative expenses	998	1,656
Non-GAAP general and administrative expenses	(13,201)	(11,060)

Selling and marketing expenses	(9,977)	(10,248)
Share-based compensation expense included in selling and marketing expenses	—	1
Non-GAAP selling and marketing expenses	(9,977)	(10,247)

Total costs of revenues and operating expenses	(84,755)	(79,158)
Share-based compensation expenses	1,006	1,661
Non-GAAP costs of revenues and operating expenses	(83,749)	(77,497)

Gross profit	11,971	23,211
Share-based compensation expenses	8	4
Non-GAAP gross profit	11,979	23,215

(Loss) income from operations	(12,205)	247
Share-based compensation expenses	1,006	1,661
Non-GAAP income (loss) from operations	(11,199)	1,908

Net (loss) income attributable to Xueda Education Group	(9,743)	1,233
Share-based compensation expenses	1,006	1,661
Non-GAAP net (loss) income attributable to Xueda Education Group	(8,737)	2,894

Non-GAAP net (loss) income attributable to Xueda Education Group per ADS:
Basic	(0.14)	0.04
Diluted	(0.14)	0.04

Weighted average ADS numbers used in calculating non-GAAP net (loss) income attributable to Xueda Education Group per ADS:
Basic	62,192,317	66,034,975
Diluted	62,192,317	67,819,038

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of  US Dollars)

	Nine Months Ended September 30,
	2014	2013

Cost of revenues	$(200,898)	$(186,147)
Share-based compensation expense included in cost of revenues	27	6
Non-GAAP cost of revenues	(200,871)	(186,141)

General and administrative expenses	(42,706)	(39,871)
Share-based compensation expense included in general and administrative expenses	5,274	3,790
Non-GAAP general and administrative expenses	(37,432)	(36,081)

Selling and marketing expenses	(28,582)	(28,450)
Share-based compensation expense included in selling and marketing expenses	10	3
Non-GAAP selling and marketing expenses	(28,572)	(28,447)

Total costs of revenues and operating expenses	(272,186)	(254,468)
Share-based compensation expenses	5,311	3,799
Non-GAAP costs of revenues and operating expenses	(266,875)	(250,669)

Gross profit	77,716	91,786
Share-based compensation expenses	27	6
Non-GAAP gross profit	77,743	91,792

Income from operations	6,428	23,465
Share-based compensation expenses	5,311	3,799
Non-GAAP income from operations	11,739	27,264

Net income attributable to Xueda Education Group	6,669	20,420
Share-based compensation expenses	5,311	3,799
Non-GAAP net income attributable to Xueda Education Group	11,980	24,219

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.19	0.37
Diluted	0.18	0.36

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	63,631,405	65,618,185
Diluted	64,901,372	66,450,850